UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Xzeres Corp.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

984189 100

(CUSIP Number)

Ravago Holdings America Inc.

1900 Summit Tower Blvd Suite 900, Orlando, FL 32810

407-875-9595

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984189 100

1.	Names of Reporting Persons: Ravago Holdings America Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power: 5,370,560*

8.	Shared Voting Power: N/A

9.	Sole Dispositive Power: 5,370,560*

10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,370,560*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 12.38%**

14.	Type of Reporting Person (See Instructions): IN

*	As more fully described in Item 5 below, the number of shares reported includes of 4,253,333 outstanding shares of common stock and 1,117,227 shares of common stock that may be issued upon the exercise of warrants issued by the Issuer to the Reporting Person. In each case, the indicated voting and dispositive power with respect to the shares reported is premised on the assumption of all shares actually being issued upon the exercise of such warrants
**	The percentage is calculated based upon 43,366,913 shares of common stock of Xzeres Corp. issued and outstanding on June 10, 2014 (as reflected in its Annual Report on Form 10-K for the fiscal year ended February 28, 2014).

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and restates the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on January 13, 2014 as amended by that certain Amendment #1 on Schedule 13D/A filed on June 11, 2014 (as amended, the “Prior Filing”). Amendment No. 2 restates the disclosure in the Prior Filing and is being filed to update certain disclosures as well as to include certain information with respect to the executive officers and directors of the Reporting Person, each person controlling such corporation and the executive officers and directors of the person ultimately in control of the Reporting Person.

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ITEM 1. SECURITY AND ISSUER.

This Amendment No. 2 relates to the common stock, par value $0.001 per share (the “Shares”), of Xzeres Corp., a Nevada Corporation (the "Issuer"). The Issuer's current principal executive offices are located at 9025 SW Hillman Court, Suite 3126, Wilsonville, OR 97070.

ITEM 2. IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by Ravago Holdings America Inc., a Delaware corporation (the “Reporting Person”). The Reporting Person is a holdings company and its principal business office is at 1900 Summit Tower Blvd Suite 900, Orlando, FL 32810. Ravago Holdings American Inc. is currently a shareholder of Xzeres Corp. The Reporting Person is a wholly owned subsidiary of Ravago Distribution, SA (“RDSA”) and is ultimately controlled by Ravago SA (“RSA”). RDSA and RSA are each Luxemburg joint stock companies that are primarily holding companies. The principal business office of RDSA and RSA is 16, rue Notre-Dame, L-2240 Luxembourg. Schedule 1 to this Amendment No. 2 sets forth the requisite information with respect to the executive officers and directors of the Reporting Person and RSA (the “Executive Officers and Directors”).

(d) and (e). During the previous five (5) years, each of the Reporting Person, RDSA, RSA and each of the Executive Officers and Directors (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The loan participation amounts referred to in item 4 below were paid out of the Reporting Person’s and Mr. Duffy’s personal funds. No part of the funds used in providing such loan participation were represented by funds or other consideration that was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. See item 4 below.

ITEM 4. PURPOSE OF TRANSACTION

On or about April 1, 2013, the Reporting Person provided loans in the amount of $2,000,000 in connection with its participation in loans provided to the Issuer by Renewable Power Resources, LLC (the “Initial Participation”). In connection with the Initial Participation, James Duffy, the President of the Reporting Person, similarly provided loans in the amount of $1,000,000 in connection with such participation. In connection with such loans, the Issuer issued warrants to the Reporting Person and Mr. Duffy, for the purchase of 2,307,692 and 1,153,846 shares respectively, upon payment of the exercise price of $0.35 per whole share (the “Initial Warrants”).

On or about June 20, 2013, the Reporting Person and Mr. Duffy increased their participation by providing additional loans in the amount of $888,889 and $444,444 respectively (the “Initial Participation Increase”). In connection with the Initial Participation Increase, the Issuer issued warrants to the Reporting Person and Mr. Duffy, for the purchase of 1,025,641 and 512,821 shares respectively, upon payment of the exercise price of $0.35 per whole share (the “Initial Increase Warrants”).

On or about July 31, 2013, the Reporting Person and Mr. Duffy increased their participation by providing additional loans in the amount of $800,000 and $400,000 respectively (the “Second Participation Increase”). In connection with the Second Participation Increase, the Issuer issued warrants to the Reporting Person and Mr. Duffy, for the purchase of 920,000 and 460,000 shares respectively, upon payment of the exercise price of $0.35 per whole share (the “Second Increase Warrants”).

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On or about April 23, 2014, the Reporting Person and Mr. Duffy increased their participation by providing additional loans in the amount of $971,501 and $485,751 respectively (the “Third Participation Increase”). In connection with the Second Participation Increase, the Issuer issued warrants to the Reporting Person and Mr. Duffy, for the purchase of 1,117,227 and 558,613 shares respectively, upon payment of the exercise price of $0.35 per whole share (the “Third Increase Warrants”). The Third Increase Warrants expire on April 16, 2018.

On or about October 25, 2013, the Reporting Person exercised its Initial Warrants, Initial Increase Warrants and Second Increase Warrants and thereafter received 4,253,333 Shares to such exercise. On or about October 17, 2013, Mr. Duffy exercised his Initial Warrants, Initial Increase Warrants and Second Increase Warrants and thereafter received 2,126,667 Shares pertaining to such exercise.

Except as provided in this Amendment No. 2, the Reporting Person and each of the other persons referenced in Item 2 above, do not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

The plans and possible activities of the Reporting Person and each of the other persons referenced in Item 2 above are subject to change at any time.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person is currently the beneficial owner of 5,370,560 Shares (comprised of 4,253,333 outstanding Shares and 1,117,227 Shares that may be issued upon the exercise of the Third Increase Warrants referenced above), representing approximately 12.38% of the Issuer's common stock (based upon 43,366,913 Shares issued and outstanding on June 10, 2014.) Mr. Nardozzi is currently the beneficial owner of 55,556 Shares that may be issued upon the exercise of a warrant referenced below in Item 6, representing less than one percent of the Issuer's common stock. Mr. Duffy has initiated the transfer of his 2,126,667 Shares and Third Increase Warrant to his wife. Upon and following the effectiveness of such transfer, although Mr. Duffy will no longer hold any Shares or warrants in the Issuer, he may be deemed to beneficially own the 2,685,280 Shares that will be beneficially owned by his wife (comprised of 2,126,667 outstanding Shares and 558,613 Shares that may be issued upon the exercise of the Third Increase Warrants referenced above), representing approximately 6.19% of the Issuer's common stock (based upon 43,366,913 Shares issued and outstanding on June 10, 2014.)

(b)	The Reporting Person and Mr. Nardozzi each has sole voting and dispositive power over the respective Shares and warrants identified in response to Item 5(a) above. Following the transfer noted above, Mr. Duffy will not have any voting or dispositive power with respect to the Shares and warrants owned by his wife. Until such transfer is completed, Mr. Duffy will continue to have sole voting and dispositive power with respect to such Shares and warrants.

(c)	See response to Items 4 and 6 of this Amendment No. 2.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Amendment No. 2, including Item 4 above and below in this Item 6, the Reporting Person and each person listed in Item 2 above have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer. On or about December 12, 2013, the Issuer issued a warrant to Ron Nardozzi, the Vice President and Treasurer of the Reporting Person, for the purchase of 55,556 Shares upon payment of the exercise price of $0.385 per whole share. This warrant expires on December 12, 2016.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2014

Ravago Holdings America Inc.

By: /s/ Ron Nardozzi

Name: Ron Nardozzi

Title: Vice President and Treasurer

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Schedule 1

The following table below sets forth the requisite information concerning each Director and Executive Officer of the Reporting Person:

Name	Title	Address	Principal Occupation/Employment	Employer Information
James Duffy	President	1900 Summit Tower Blvd Suite 900, Orlando, FL 32810	President	Reporting Person
Ron Nardozzi	Vice President & Treasurer	1900 Summit Tower Blvd Suite 900, Orlando, FL 32810	Vice President & Treasurer	Reporting Person
James Duffy	Director	1900 Summit Tower Blvd Suite 900, Orlando, FL 32810	President	Reporting Person
Ronald Nardozzi	Director	1900 Summit Tower Blvd Suite 900, Orlando, FL 32810	Vice President & Treasurer	Reporting Person

The following table below sets forth the requisite information concerning each director and executive officer of

RSA:

Name	Title	Address	Principal Occupation/Employment	Employer Information
Benoit Parmentier	Director and Manager	16 Rue Notre Dame, L-2240 Luxembourg, Gran Duchy of Luxembourg	Manager	RSA
Paul Depuydt	Director and Chief Financial Officer & Chief Operating Officer	16 Rue Notre Dame, L-2240 Luxembourg, Gran Duchy of Luxembourg	Chief Financial Officer & Chief Operating Officer	RSA
Willy Duron	Director	6, Waaistraat, B-3000 Leuven (Belgium)	Not applicable	Not applicable
Jan Vanhevel	Director	8, Max Hermanlei / B-2930 Braasschaat (Belgium)	Not applicable	Not applicable
Axel Roussis	Director	16 Rue Notre Dame, L-2240 Luxembourg, Gran Duchy of Luxembourg	Manager of Manufacturing	RSA
Daphné Roussis	Director	16 Rue Notre Dame, L-2240 Luxembourg, Gran Duchy of Luxembourg	Human Resource Manager	RSA
Jan Speck	Director	300, Bodegemstraat / B-1700 Dilbeek (Belgium)	Founder of Speck NV (provider of tax and legal advice)	Not applicable
G. Van Gorp	Director	51, Poederstraat / B-2370 Arendonk (Belgium)	Director – RSA and related entities	Not applicable
Benoit De Keijser	Director	35, Zoerselbosdreef / B-2980 Zoersel (Belgium)	Director – RSA and related entities	Not applicable

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